UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-152535

China Electronics Holdings, Inc.
(Exact name of registrant as specified in its charter)

Building G-08, Guangcai Market, Foziling West Road, Lu’an City,
Anhui Province, PRC
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value US$0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 108

Pursuant to the requirements of the Securities Exchange Act of 1934,  China Electronics Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2015

By: /s/ Hailong Liu
        Hailong LIU
        President and Chief Executive Officer